UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    May 31, 2018

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 7, 2018

To Shareholders with Voting Rights	Takeshi Kunibe Director President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 16th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 16th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 2.

Particulars

1.	Date and Time:		10:00 a.m. on Thursday, June 28, 2018 (Japan time)
2.	Place:		the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1)

Business Report, Consolidated Financial Statements for the 16th Fiscal Year (from April 1, 2017 to March 31, 2018) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

		(2)	Non-Consolidated Financial Statements for the 16th Fiscal Year (from April 1, 2017 to March 31, 2018)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Election of Seventeen Directors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Audit Committee’s report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 16th Fiscal Year.”

“Matters regarding Stock Acquisition Rights, etc. of the Company” in the Business Report, the notes to the Consolidated Financial Statements and the notes to the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 16th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 16th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report.

The Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 16th Fiscal Year” are part of the Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Audit Committee for the purpose of the Audit Report.

If the Reference Documents for the General Meeting of Shareholders, the Business Report, the Consolidated Financial Statements, and the Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

If you are able to attend the Ordinary General Meeting of Shareholders

Date and Time of the Ordinary General Meeting of Shareholders:	10:00 a.m. on Thursday, June 28, 2018 (Admission begins at 8:30a.m.) (Japan time)

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If you are unable to attend the Ordinary General Meeting of Shareholders

Exercise of Voting Rights by Post

Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Wednesday, June 27, 2018 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

Please use the enclosed personal information security sticker.

Exercise of Voting Rights via the Internet

Voting Deadline:	No later than 5:10 p.m. on Wednesday, June 27, 2018 (Japan time)

Please access the voting website (https://www.web54.net) managed by our share register agent using the login ID and password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

You can also exercise your voting rights once without entering your login ID or password by scanning the “Voting Rights Exercise Website Login QR Code for Smartphones” printed on the Voting Rights Exercise Form.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

  Stock Transfer Agency Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Notes

🌑	If you vote more than once via the Internet, your last vote will be treated as effective.

🌑	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

🌑	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

🌑	The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

The Company’s capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the current fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

Cash

(2) Allocation of dividend and aggregate amount to be distributed

Common stock	¥90 per share	Total ¥126,950,257,980

As we have already paid an interim dividend of ¥80 per share of Common Stock, the annualized dividend will be ¥170 per share, which is an increase of ¥20 per share compared with the preceding fiscal year.

(3) Effective date of dividend of surplus

June 29, 2018

Proposal No. 2:    Election of Seventeen Directors

The terms of office of all seventeen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following seventeen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)
1	Koichi Miyata (Reelection)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)
2	Takeshi Kunibe (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee	Attended all 10 meetings (100%)
3	Makoto Takashima (Reelection)	Director	Attended all 8 meetings held after appointment as Director (100%)
4	Kozo Ogino (Reelection)	Director Deputy President and Corporate Executive Officer Group CRO Officer in charge of Corporate Risk Management Department, Credit & Investment Planning Department	Attended all 10 meetings (100%)
5	Jun Ohta (Reelection)

Director

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)

Group CFO, Group CSO

Officer in charge of Public Relations Department, Corporate
Planning Department, Financial Accounting Department, Subsidiaries & Affiliates Department

Attended all 10 meetings (100%)
6	Katsunori Tanizaki (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CIO, Group CDIO

Officer in charge of IT Planning Department, IT Innovation Department, Data Management Department, Operations Planning Department

Attended all 10 meetings (100%)
7	Toshikazu Yaku (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CCO, Group CHRO

Officer in charge of Human Resources Department, Quality Management Department, General Affairs Department, Administrative Services Department

Attended all 8 meetings held after appointment as Director (100%)

Note:	CEO: Chief Executive Officer	CRO: Chief Risk Officer
	CFO: Chief Financial Officer	CSO: Chief Strategy Officer
	CIO: Chief Information Officer	CDIO: Chief Digital Innovation Officer
	CCO: Chief Compliance Officer	CHRO: Chief Human Resources Officer

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)
8	Toshiyuki Teramoto (Reelection)	Director Member of the Audit Committee	Attended all 10 meetings as Director or Corporate Auditor (100%)
9	Toru Mikami (Reelection)	Director Member of the Audit Committee	Attended all 10 meetings as Director or Corporate Auditor (100%)
10	Tetsuya Kubo (Reelection)	Director	Attended all 10 meetings (100%)
11	Masayuki Matsumoto (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 8 meetings held after appointment as Director (100%)
12	Arthur M. Mitchell (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)
13	Shozo Yamazaki (Reelection) (Outside and Independent)	Director Member of the Audit Committee	Attended all 8 meetings held after appointment as Director (100%)
14	Masaharu Kohno (Reelection) (Outside and Independent)	Director Member of the Nominating Committee	Attended all 10 meetings (100%)
15	Yoshinobu Tsutsui (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended 7 out of 8 meetings held after appointment as Director (87%)
16	Katsuyoshi Shinbo (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attended all 8 meetings held after appointment as Director (100%)
17	Eriko Sakurai (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 10 meetings (100%)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
1	Koichi Miyata (November 16, 1953) Reelection	Career summary:		29,651 (Common stock)
		April 1976	Joined Mitsui Bank
		June 2003	Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		October 2006	Managing Executive Officer of SMBC
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company Director of SMBC
		April 2017	Chairman of the Board of the Company (to present) Chairman of the Board of SMBC (to present)
Position and responsibility at the Company:
Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee
Significant concurrent positions:
Chairman of the Board of SMBC Director of SONY CORPORATION Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Koichi Miyata has extensive business experience, ability and insight through his involvement in treasury markets, public relations, corporate planning, financial accounting, risk management, etc. over a long time. In addition, he has led the Company as Director and President since April 2011 and has ruled the Board of Directors of the Company as Chairman of the Board since April 2017, thus he is intimately familiar with the business of the group of the Company (the Group). We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
2	Takeshi Kunibe (March 8, 1954) Reelection	Career summary:		49,839 (Common stock)
		April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2011	President and Chief Executive Officer of SMBC
		April 2017	President of the Company Resigned as Director of SMBC
		June 2017	Director President of the Company (to present)
Position and responsibility at the Company:
Director
President (Representative Corporate Executive Officer)
Group CEO
Member of the Compensation Committee
Significant concurrent positions:
Director of NEC Corporation
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, he had led SMBC as President of SMBC since April 2011 and has led the Company as President of the Company since April 2017, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
3	Makoto Takashima (March 31, 1958) Reelection	Career summary:		24,195 (Common stock)
		April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2014	Senior Managing Executive Officer of SMBC
		December 2016	Director and Senior Managing Executive Officer of SMBC
		April 2017	President of SMBC (to present)
		June 2017	Director of the Company (to present)
Position and responsibility at the Company:
Director
Significant concurrent positions:
President of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 8 meetings held after appointment as Director (100%)
Reasons for nomination as a candidate for Director:

Mr. Makoto Takashima has extensive business experience, ability and insight through his involvement in international banking, corporate planning, etc. over a long time. In addition, he has led SMBC as President of SMBC since April 2017, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1981	Joined Mitsui Bank
4	Kozo Ogino (May 9, 1958) Reelection	April 2010	Executive Officer of SMBC	17,119 (Common stock)
		April 2011	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company
Director and Deputy President of SMBC (to present)
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)
Position and responsibility at the Company:
Director Deputy President and Corporate Executive Officer Group CRO Officer in charge of Corporate Risk Management Department and Credit & Investment Planning Department
Significant concurrent positions:
Director and Deputy President of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Kozo Ogino has extensive business experience, ability and insight through his involvement in risk management, corporate banking, internal audit, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
5	Jun Ohta (February 12, 1958) Reelection	Career summary:		18,919 (Common stock)
		April 1982	Joined Sumitomo Bank
		April 2009	Executive Officer of SMBC
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company
		April 2015	Director and Senior Managing Executive Officer of SMBC
		April 2017	Director and Deputy President of the Company Resigned as Director of SMBC
		June 2017	Director Deputy President and Corporate Executive Officer of the Company (to present)
		March 2018	Director and Deputy President of SMBC (to present)
Position and responsibility at the Company:
Director

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)

Group CFO, Group CSO

Officer in charge of Public Relations Department,

Corporate Planning Department, Financial Accounting

Department, Subsidiaries & Affiliates Department

Significant concurrent positions:
Director and Deputy President of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in corporate planning, public relations, financial accounting, administration of group companies, investment banking, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
6	Katsunori Tanizaki (April 12, 1957) Reelection	Career summary:		14,675 (Common stock)
		April 1982	Joined Sumitomo Bank
		April 2010	Executive Officer of SMBC
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2015	Director of the Company
		April 2017	Director and Senior Managing Executive Officer of the Company
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)
Position and responsibility at the Company:
Director
Senior Managing Corporate Executive Officer
Group CIO, Group CDIO
Officer in charge of IT Planning Department, IT Innovation Department, Data Management Department, Operations
Planning Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Director of The Japan Research Institute, Limited
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Katsunori Tanizaki has extensive business experience, ability and insight through his involvement in system planning, operations planning, IT innovation, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
7	Toshikazu Yaku (March 3, 1962) Reelection	Career summary:		15,849 (Common stock)
		April 1984	Joined Sumitomo Bank
		April 2012	General Manager of Human Resources Department of the Company Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2016	Managing Executive Officer of the Company
		March 2017	Director and Managing Executive Officer of the SMBC
		April 2017	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC (to present)
		June 2017	Director Senior Managing Corporate Executive Officer of the Company (to present)
Position and responsibility at the Company:
Director
Senior Managing Corporate Executive Officer
Group CCO, Group CHRO
Officer in charge of Human Resources Department,
Quality Management Department, General Affairs Department,
Administrative Services Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 8 meetings held after appointment as Director (100%)
Reasons for nomination as a candidate for Director:

Mr. Toshikazu Yaku has extensive business experience, ability and insight through his involvement in human resources, quality management, general affairs, legal affairs, administrative services, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
	Toshiyuki Teramoto (September 15, 1958)	Career summary:
		April 1981	Joined Mitsui Bank
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company
		April 2016	Director of SMBC
		June 2016	Standing Corporate Auditor of the Company Corporate Auditor of SMBC (to present)
		June 2017	Director of the Company (to present)
Position and responsibility at the Company:
Director
8		Member of the Audit Committee		8,500 (Common stock)
Significant concurrent positions:
	Reelection	Corporate Auditor of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings as Director or Corporate Auditor (100%)
Reasons for nomination as a candidate for Director:

Mr. Toshiyuki Teramoto has extensive business experience, ability and insight through his involvement in credit administration, corporate banking, risk management, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1984	Joined Sumitomo Bank
		April 2006	General Manager of Legal Department of SMBC
		April 2013	Co-General Manager of General Affairs Department of the Company
		April 2015	Senior Manager of Head Office of SMBC
		June 2015	Standing Corporate Auditor of the Company
		June 2017	Director of the Company (to present)
Position and responsibility at the Company:
		Director		1,300 (Common stock)
	Toru Mikami (August 27, 1960) Reelection	Member of the Audit Committee
9		Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings as Director or Corporate Auditor (100%)
Reasons for nomination as a candidate for Director:

Mr. Toru Mikami has extensive business experience, ability and insight through his involvement in legal affairs and general affairs over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company
Director and Senior Managing Executive Officer of SMBC
		April 2011	Deputy President and Executive Officer of the Company
Director and Deputy President of SMBC
Director of SMBC Nikko Securities Inc. (“SMBC Nikko”)
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company
Resigned as Director of SMBC
		April 2013	Representative Director, President & CEO of SMBC Nikko
	Tetsuya Kubo (September 24, 1953)	April 2016	Representative Director, Chairman of SMBC Nikko (to present)	7,731 (Common stock)
		June 2016	Director of the Company (to present)
10		Position and responsibility at the Company:
Director
	Reelection	Significant concurrent positions:
Representative Director, Chairman of SMBC Nikko
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Tetsuya Kubo has extensive business experience, ability and insight through his involvement in international banking, investment banking, public relations, corporate planning, financial accounting, etc. over a long time. In addition, he has led SMBC Nikko as Representative Director, President & CEO of SMBC Nikko since April 2013 and as Representative Director, Chairman of SMBC Nikko since April 2016, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1967	Joined the Japanese National Railways
		April 1987	Joined Central Japan Railway Company
		June 1992	Director and Manager of the Secretariat of Central Japan Railway Company
		June 1996	Executive Director of Central Japan Railway Company
		June 1998	Senior Executive Director of Central Japan Railway Company
		June 2000	Executive Vice President and Representative Director of Central Japan Railway Company
		June 2004	President and Representative Director of Central Japan Railway Company
		April 2010	Vice Chairman and Representative Director of Central Japan Railway Company
		January 2011	Resigned as Director of Central Japan Railway Company
		January 2011	President of Japan Broadcasting Corporation
		January 2014	Retired from Japan Broadcasting Corporation
		April 2014	Special Advisor of Central Japan Railway Company (to present)
		June 2015	Director of SMBC
		June 2017	Director of the Company (to present) Retired as Director of SMBC
Masayuki Matsumoto (April 14, 1944)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Audit Committee (Chairman)

Significant concurrent positions:

Special Advisor of Central Japan Railway Company

Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):

300 (Common stock)
11	Reelection	Attended all 8 meetings held after appointment as Director (100%)
Term of Office as Outside Director:
	Outside and	11 months
	Independent	Reasons for nomination as a candidate for Outside Director:

         Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Matters concerning independence:

1.      Mr. Masayuki Matsumoto meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

2.      Mr. Masayuki Matsumoto currently serves as Special Advisor of Central Japan Railway Company; however, the amount of transactions between the company and the Group for FY2017 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Other:
Mr. Masayuki Matsumoto had served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
12	Arthur M. Mitchell (July 23, 1947) Reelection Outside and Independent	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)	100 (Common stock)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present)
Registered Foreign Attorney in Japan at White & Case LLP (to present)
		June 2015	Director of the Company (to present)
Position and responsibility at the Company:
Director
Member of the Nominating Committee
Member of the Compensation Committee
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Term of Office as Outside Director:
2 years and 11 months
Reasons for nomination as a candidate for Outside Director:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and as a Registered Foreign Attorney in Japan, and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Matters concerning independence:

Mr. Arthur M. Mitchell meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
13	Shozo Yamazaki (September 12, 1948) Reelection Outside and Independent	Career summary:		100 (Common stock)
		November 1970	Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
		September 1974	Registered as a certified public accountant (to present)
		July 1991	Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		June 2010	Retired from Deloitte Touche Tohmatsu LLC
		July 2010	Chairman and President of The Japanese Institute of Certified Public Accountants
		July 2013	Advisor of The Japanese Institute of Certified Public Accountants (to present)
		April 2014	Professor of Tohoku University Accounting School
		June 2017	Director of the Company (to present)
Position and responsibility at the Company
Director
Member of the Audit Committee
Significant concurrent positions:
Director of EBARA CORPORATION
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 8 meetings held after appointment as Director (100%)
Term of Office as Outside Director:
11 months
Reasons for nomination as a candidate for Outside Director:

Mr. Shozo Yamazaki plays a leading role in the field of corporate accounting, and has extensive experience as a certified public accountant and specialized knowledge related to accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Matters concerning independence:

Mr. Shozo Yamazaki meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
14	Masaharu Kohno (December 21, 1948) Reelection Outside and Independent	Career summary:		0 (Common stock)
		April 1973	Joined Ministry of Foreign Affairs of Japan
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
		June 2015	Director of the Company (to present)
Position and responsibility at the Company:
Director
Member of the Nominating Committee
Significant concurrent positions:
Director of DOUTOR•NICHIRES Holdings Co., Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Term of Office as Outside Director:
2 years and 11 months
Reasons for nomination as a candidate for Outside Director:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Matters concerning independence:

Mr. Masaharu Kohno meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1977	Joined Nippon Life Insurance Company
		July 2004	Director of Nippon Life Insurance Company
		January 2007	Director and Executive Officer of Nippon Life Insurance Company
		March 2007	Director and Managing Executive Officer of Nippon Life Insurance Company
		March 2009	Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		March 2010	Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company
		April 2011	President of Nippon Life Insurance Company
		June 2017	Director of the Company (to present)
		April 2018	Chairman of Nippon Life Insurance Company (to present)
Position and responsibility at the Company:
Director
Member of the Nominating Committee (Chairman)
Member of the Compensation Committee
Significant concurrent positions:
Chairman of Nippon Life Insurance Company Director of Imperial Hotel, Ltd.
Director of Panasonic Corporation
	Yoshinobu Tsutsui (January 30, 1954) Reelection Outside and Independent	Audit & Supervisory Board Member of West Japan Railway Company
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
		Attended 7 out of 8 meetings held after appointment as Director (87%)		0 (Common stock)
15		Term of Office as Outside Director:
11 months
Reasons for nomination as a candidate for Outside Director:

Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Matters concerning independence:

1.  Mr. Yoshinobu Tsutsui meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

2.  Mr. Yoshinobu Tsutsui currently serves as Chairman of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2017 was less than 1% of both the company’s consolidated ordinary income and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
Career summary:
		April 1984	Registered as an attorney at law (to present)
16	Katsuyoshi Shinbo (April 8, 1955) Reelection Outside and Independent	November 1999	Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)	300 (Common stock)
		June 2015	Corporate Auditor of SMBC
		June 2017	Director of the Company (to present) Resigned as Corporate Auditor of SMBC
Position and responsibility at the Company:
Director Member of the Audit Committee Member of the Compensation Committee (Chairman)
Significant concurrent positions:
Corporate Auditor of Mitsui Chemicals, Inc.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 8 meetings held after appointment as Director (100%)
Term of Office as Outside Director:
11 months
Reasons for nomination as a candidate for Outside Director:

Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Matters concerning independence:

Mr. Katsuyoshi Shinbo meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Other:
Mr. Katsuyoshi Shinbo had served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and Number of shares of the Company held
17	Eriko Sakurai (November 16, 1960) Reelection Outside and Independent	Career summary:		500 (Common stock)
		June 1987	Joined Dow Corning Corporation
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd (currently Dow Silicones Holding Japan Co., Ltd.) (to present)
		June 2015	Director of the Company (to present)
Position and responsibility at the Company:
Director
Member of the Nominating Committee
Member of the Compensation Committee
Significant concurrent positions:
Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd.
President and Representative Director of Dow Silicones Holding Japan Co., Ltd.
Director of SONY CORPORATION
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 10 meetings (100%)
Term of Office as Outside Director:
2 years and 11 months
Reasons for nomination as a candidate for Outside Director:

Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge in corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.

Matters concerning independence:

1.     Ms.Eriko Sakurai meets the “Independence Standards for Outside Directors” set forth by the Company. In addition, the Company has designated her as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

2.     Ms.Eriko Sakurai currently serves as Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd.; however, the amount of transactions between the company and the Group for FY2017 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Dow Corning Toray Co., Ltd. accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, Dow Corning Toray Co., Ltd. is not a shareholder of the Company. Thus, we believe that she fully satisfies the requirements for the independence as an Outside Director.

Notes:	1.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai are candidates to serve as Outside Directors.
	2.	Mr. Yoshinobu Tsutsui has been appointed as an Outside Director of Panasonic Corporation. Panasonic Corporation and Panasonic Avionics Corporation (PAC), one of its U.S. subsidiaries, were investigated for suspicion of violating the Federal Foreign Corrupt Practices Act and other U.S. securities laws regarding specified contracts with airlines and the appointment of sales agents and consultants pertaining to such contracts. In May 2018, Panasonic Corporation and PAC entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice to pay punitive fines to the U.S. government and to take various measures to improve compliance. Although Mr. Yoshinobu Tsutsui was not aware of these facts, from the viewpoint of legal compliance, he conducted his duties through the Board of Directors, and made efforts so that business would not be conducted in violation of laws and regulations. Also, after becoming aware of these facts, he ordered a thorough investigation and efforts to prevent recurrences and fulfilled his duties by reviewing the details of such efforts.
	3.	The Company entered agreements with Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai pursuant to Paragraph 1 of Article 427 of the Companies Act (the Act) to limit their liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under these liability limitation agreements is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.
	4.	If this proposal is approved and passed, members and chairman of each committee will be as follows.
		Nominating Committee:	Yoshinobu Tsutsui (Chairman), Koichi Miyata, Masayuki Matsumoto, Arthur M. Mitchell, Masaharu Kohno, Eriko Sakurai
		Audit Committee:	Masayuki Matsumoto (Chairman), Toshiyuki Teramoto, Toru Mikami, Shozo Yamazaki, Katsuyoshi Shinbo
		Compensation Committee:	Katsuyoshi Shinbo (Chairman), Koichi Miyata, Takeshi Kunibe, Arthur M. Mitchell, Yoshinobu Tsutsui, Eriko Sakurai

(Reference)	“Independence Standards for Outside Directors” of the Company are stated on the next page.

(Reference) “Independence Standards for Outside Directors” of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)  A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (the Company, etc.) as a major business partner, or a person engaged in the execution of business thereof;

(2) A person who is a major business partner of the Company, etc., or a person engaged in the execution of business thereof.

2. Specialist

(1)  A legal expert, accounting expert or consultant who has received money or other property from the Company, etc. averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;

(2)  A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property (Note 3) from the Company, etc.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from the Company, etc., in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)
A close relative of any person (excluding non-material(Note 5) personnel) who falls under any of the following:
(1) A person who falls under any of 1 through 4 above; or
(2) A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

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Note 1.	“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:

•  A person who has the relationship with the Company, etc. as major business partners

The ratio of said person’s sales from transactions with the Company, etc. exceeds 2% of the person’s consolidated net sales; and

• A major business partner of the Company, etc. Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel
• A director, corporate auditor, or manager-level employee of each company; or
• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.